Exhibit 99.1

ChowChow Cloud International Holdings Limited Announces Closing of Previously Announced Private Placement

Singapore, October 30, 2026 /Globe Newswire/ — ChowChow Cloud International Holdings Limited (“ChowChow”, the “Company”) (NYSE American: CHOW) today announced the closing of its previously announced private placement.

As previously disclosed, on June 16, 2026, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an investor for the sale of 862,069 ordinary shares at $0.58 per share, for an aggregate purchase price of US$500,000.

Following the Company’s 1-for-10 reverse share split and redesignation, approved by shareholders on September 14, 2026 and effective October 23, 2026, these amounts were adjusted to 86,207 Class A Ordinary Shares at US$5.80 per share.

On October 26, 2026, the Company received the balance of the purchase price, completing payment of the full US$500,000.

On October 29, 2026, the transaction closed and the Company issued 86,207 restricted Class A Ordinary Shares to the investor.

About ChowChow Cloud International Holdings Limited

ChowChow Cloud is a pioneer in providing one-stop cloud solutions that support companies across the IT industry value chain throughout their entire cloud transformation journey from consulting, deployment and migration to cloud environment building and management. ChowChow Cloud was founded in December 2014 by a group of passionate and experienced professionals, who envisioned the potential of cloud technology to transform the way businesses of various sizes operate. Recognizing the growing need for digitization and the benefits that cloud technology could bring to businesses, ChowChow Cloud’s founders set out to create a company that would bridge the gap between cloud services providers and companies who seek to move to the cloud.

Forward-looking Statements

This release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements give our current expectations, opinion, belief or forecasts of future events and performance. A statement identified by the use of forward-looking words including “will,” “may,” “expects,” “projects,” “anticipates,” “plans,” “believes,” “estimate,” “should,” and certain of the other foregoing statements may be deemed forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including market and other conditions. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the SEC. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at http://www.sec.gov. The Company undertakes no obligation to update any such forward-looking statements after the date hereof to conform to actual results or changes in expectations, except as required by law.

For more information, please contact:

Investor Relations Team

ChowChow Cloud International Holdings Limited

Email: ir@chochowcloud.com